Exhibit 99.1

Mr. Avi Gal Will Resign as VP COO & CIO and CEO of Eltek Europe GmbH
Effective September 30, 2018

PETACH-TIKVA, Israel, July 3, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it received notice from Mr. Avi Gal, the Company’s VP COO & CIO and CEO of Eltek Europe GmbH, of his resignation due to personal reasons, effective September 30, 2018.